                                                                   EXHIBIT 3(II)


5.1 DIRECT REGISTRATION. Notwithstanding any other provision in these By-laws, the directors may resolve to adopt a system of issuance, recordation and transfer of its shares of capital stock by electronic or other means not involving any issue of certificates (a "Direct Registration System"), including provisions for notice to purchasers in substitution for any required statements with respect to certificates, and as may be required by or is in accord with applicable securities laws or stock exchange listing rules. Any direct Registration System so adopted shall not become effective as to issued and outstanding certificated securities until the certificates therefor have been surrendered to the Company.